Kerry D. Massey
Chief Financial Officer
1621 Galleria Boulevard
Brentwood, TN 37027

June 27, 2019

Ms. Christy Adams
Associate Chief Accountant – Office of Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Diversicare Healthcare Services, Inc.
Form 10-K filed February 28, 2019
Form 8-K filed February 28, 2019
File No. 001-12996

Dear Ms. Adams:

This letter sets forth the response of Diversicare Healthcare Services, Inc. and its independent subsidiaries ("we", "our" or the "Company") to the letter from the staff (the "Staff") of the Securities and Exchange Commission dated June 13, 2019 and based upon our conversations with the Staff, with respect to our Annual Report on the Form 10-K for the year ended December 31, 2018 and Form 8-K filed February 28, 2019. For the convenience of the Staff, we have included the original comments from your letter below, in bold-face type, followed by our responses. This letter has been filed with the Securities and Exchange Commission as correspondence through EDGAR.

Form 8-K filed February 28, 2019
General, page 1

1.
In your next earnings release, please discontinue the presentation of EBITDAR as a performance measure. The Staff believes the adjustment to remove rent/lease expense to determine Net Income is inappropriate as such charges are normal, recurring cash operating expenses necessary to operate your business. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures dated April 4, 2018.

COMPANY RESPONSE:
As discussed with the Staff, in the future, the Company will present Adjusted EBITDAR as a financial valuation measure, rather than a performance measure. Therefore, we will discontinue the trended presentation of Adjusted EBITDAR, and will only disclose it in the current period. We use Adjusted EBITDAR as one measure in determining the value of prospective acquisitions and dispositions. It is also a commonly used measure by our management, research analysts, financial institutions, lenders and investors, to compare the enterprise value of different companies in the healthcare industry, without regard for differences in capital structures and leasing arrangements. Attached in Exhibits A and B are portions of our Exhibit 99.1 on the Form 8-K that reflect how we propose to disclose Adjusted EBITDAR in the future.

Exhibit 99.1
Funds Provided by Operations, page 11

2.
We note your disclosure of a non-GAAP performance measure called Funds Provided by Operations which you reconciled to net loss from continuing operations. Based on the numerous non-cash adjustments presented, this measure appears to be a liquidity measure. To help us better understand your disclosure, please explain how each of your adjustments, specifically, "Provision for self-insured professional liability, net of cash payments" and "Provision for leases in excess of cash payments," which appear to remove non-cash effects, result in a performance measure. Also, generally, tell us how you determined that Funds Provided by Operations is not more appropriately characterized as a liquidity measure.

COMPANY RESPONSE:
As discussed with the Staff, in the future, the Company will present condensed consolidated statements of cash flows, rather than funds provided by operations. Cash provided by operating activities is a GAAP number, so Regulation G and Section 10(e) of regulation S_K is not applicable to that disclosure. Presenting cash provided by operating activities is an important GAAP liquidity measure, which is commonly used by our management, real estate investment trusts, research analysts and investors, to compare the liquidity of different companies in the healthcare industry, without regard for actuarial assumptions on our professional liability reserves, effects of deferred taxes and other non-cash items. Attached in Exhibit C are the statements to be included in Exhibit 99.1 on the Form 8-K that reflect how we propose to disclose the condensed consolidated statements of cash flows in the future.

Thank you for your consideration. Should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Kerry D. Massey, the Company’s Chief Financial Officer, at (615) 771-7575.

Sincerely,
/s/ Kerry D. Massey
Kerry D. Massey
Chief Financial Officer

cc: James R. McKnight, Jr., Chief Executive Officer
Susan V. Sidwell, Bass, Berry and Sims, SEC Counsel

Exhibit A
We have included certain financial performance and valuation measures in this press release, including EBITDA, Adjusted EBITDA, Adjusted EBITDAR, and Adjusted Net income (loss), which are “non-GAAP financial measures” using accounting principles generally accepted in the United States (GAAP) and using adjustments to GAAP (non-GAAP). These non-GAAP measures are not measurements under GAAP. These measurements should be considered in addition to, but not as a substitute for, the information contained in our financial statements prepared in accordance with GAAP. We define EBITDA as net income (loss) adjusted for loss (income) from discontinued operations, interest expense, debt retirement costs, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for acquisition and disposition related costs, gain on sale of assets, litigation contingency expense, severance expense, gain on bargain purchase, and gain on sale of unconsolidated affiliate. We define Adjusted EBITDAR as Adjusted EBITDA adjusted for rent expense. We define Adjusted Net income (loss) as Net income (loss) adjusted for acquisition and disposition related costs, debt retirement costs, gain on sale of assets, litigation contingency expense, severance expense, gain on bargain purchase, and gain on sale of unconsolidated affiliate and income (loss) from discontinued operations.
Our measurements of EBITDA, Adjusted EBITDA, Adjusted EBITDAR, and Adjusted Net income (loss) may not be comparable to similarly titled measures of other companies. We have included information concerning EBITDA, Adjusted EBITDA, and Adjusted Net income (loss) in this press release because we believe that such information is used by certain investors as measures of the Company’s historical performance. Management believes that Adjusted EBITDA, and Adjusted Net income (loss) are important financial performance measurements because they eliminate certain nonrecurring start-up losses and separation costs. Our presentation of EBITDA, Adjusted EBITDA, and Adjusted Net income (loss) should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.
We have included Adjusted EBITDAR in this press release because we believe that such information is used by certain investors as measures of the Company’s valuation. We believe that Adjusted EBITDAR is an important financial valuation measure that is commonly used by our management, research analysts, investors, lenders and financial institutions, to compare the enterprise value of different companies in the healthcare industry, without regard to differences in capital structures and leasing arrangements. Adjusted EBITDAR is a financial valuation measure and is not displayed as a performance measure as it excludes rent expense, which is a normal and recurring operating expense. As such, our presentation of Adjusted EBITDAR, should not be construed as a financial performance measure.

Exhibit B
DIVERSICARE HEALTHCARE SERVICES, INC.
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA, EBITDAR AND ADJUSTED EBITDAR
(In thousands)

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$415	$(7,397)	$(311)	$(103)	$(5,933)
Loss (income) from discontinued operations, net of tax	8	8	4	22	(14)
Income tax provision (benefit)	(80)	(207)	(425)	(38)	6,092
Interest expense	1,657	1,666	1,661	1,669	1,677
Depreciation and amortization	2,509	2,964	2,847	2,881	2,807
Debt retirement costs (a)	267	—	—	—	—
EBITDA	4,776	(2,966)	3,776	4,431	4,629

EBITDA adjustments:
Gain on sale of assets (b)	(4,825)	—	—	—	—
Litigation contingency expense (c)	—	6,400	—	—	—
Severance expense (d)	157	—	1,172	—	—
Gain on bargain purchase (e)	—	—	—	—	(925)
Gain on sale of unconsolidated affiliate (f)	—	—	(308)	—	—
Acquisition & disposition related costs (g)	—	—	—	46	2
Adjusted EBITDAR	$108	$3,434	$4,640	$4,477	$3,706

Lease expense (h)	15,871	13,764	13,725	13,713	13,691

(a)	Represents non-recurring debt retirement costs related to the amendment of our debt agreements in December 2018.
(b)	Represents non-recurring gain on sale of assets related to the sale of three Kentucky centers in December 2018.
(c)	Represents non-recurring expected costs associated with the DOJ investigation.
(d)	Represents non-recurring costs associated with severance expenses.
(e)	Represents non-recurring gain on bargain purchase related to the Selma acquisition in July 2017.
(f)
Represents non-recurring gain on the sale of an unconsolidated affiliate in November 2016. The additional proceeds related to the continuing liquidation of remaining net assets affiliated with the partnership.

(g)	Represents non-recurring costs associated with acquisition and disposition-related transactions.
(h)	As management, we evaluate EBITDA exclusive of lease expense, or EBITDAR, as a financial valuation metric. For the three month period ended December 31, 2018, EBITDAR is calculated below.

EBITDA	$15,979
Lease expense	15,871
EBITDAR	$31,850

Exhibit C
DIVERSICARE HEALTHCARE SERVICES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Twelve Months Ended December 31,
	2018	2017
NET LOSS	$(7,396)	$(4,827)
Discontinued operations	(42)	(28)
Net loss from continuing operations	(7,354)	(4,799)
Adjustments to reconcile net income (loss) from continuing operations to cash provided by (used in) operating activities:
Depreciation and amortization	11,201	10,902
Provision for doubtful accounts	—	8,958
Deferred income tax provision (benefit)	(615)	5,997
Provision for self-insured professional liability, net of cash payments	2,325	1,342
Stock based compensation	1,127	1,027
Debt retirement costs	267	—
Provision for leases, net of cash payments	(106)	(936)
Litigation contingency expense	6,400	—
Gain on sale assets and unconsolidated affiliate	(5,133)	(733)
Gain on bargain purchase	—	(925)
Deferred bonus	—	761
Other	(325)	(787)
Changes in other assets and liabilities	(2,136)	(8,747)
Cash provided by operating activities	5,651	12,060
Cash provided by (used in) investing activities	10,430	(17,380)
Cash provided by (used in) financing activities	(16,920)	4,581
Net decrease in cash	(839)	(739)
Cash beginning of period	3,524	4,263
Cash end of period	$2,685	$3,524